UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

May 5, 2009

Evotec Aktiengesellschaft

(Exact name of registrant as specified in its charter)

Commission File Number: 001-34041

Evotec AG

Schnackenburgallee 114

22525 Hamburg

Germany

(49-40) 56-0810

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ☐

EVOTEC AG

Form 6-K

OTHER INFORMATION

On May 5, 2009, EVOTEC AG (Frankfurt Stock Exchange: EVT; NASDAQ: EVTC) issued a press release announcing its plans to re-engineer its drug discovery and development operations to improve efficiency and realize further cost saving potential in the context of its previously announced “Evotec 2012 – Action Plan to Focus and Grow”.

The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Evotec AG

By:	/s/ Klaus Maleck
Klaus Maleck
Chief Financial Officer

Date: May 6, 2009

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release dated May 5, 2009 - Evotec to Re-engineer Drug Discovery and Development Operations

Exhibit 99.1

News Release

May 5, 2009

Evotec to Re-engineer Drug Discovery and Development Operations

•     Evotec to concentrate all proprietary core research programs at its European operations

•     Leveraging world-class Discovery Alliance Business infrastructure will lead to a minimum of EUR 10 million annual savings

• US operations will be wound down with immediate effect

Hamburg, Germany – Evotec AG (Frankfurt Stock Exchange: EVT; NASDAQ: EVTC) announced today that in the context of its Evotec 2012 – Action Plan to Focus and Grow, the Company is re-engineering its drug discovery and development operations to improve efficiency and realize further cost saving potential.

The continuing strength of a successful Discovery Alliance Business gives Evotec the unique opportunity to more efficiently leverage its research and development infrastructure. As a consequence, all Evotec proprietary programs will be managed through its European operations. This will lead to a minimum of EUR 10 million annual cost savings from 2010 onwards. As a consequence, approximately 45 people will leave the Company, which will bring its workforce to a total of below 330, and the US operations of the Company’s subsidiary Renovis, Inc. in South San Francisco, California will be wound down with immediate effect.

Dr Werner Lanthaler, Chief Executive Officer of Evotec AG, said: “In the context of our Evotec 2012 Action Plan to Focus and Grow we have identified strong synergistic potential in the concentration of our operations into one seamless process and operation. Through this re-engineering we will be able to most efficiently advance our proprietary core projects and deliver world-class drug discovery and development support to our partners. It also realizes significant cost savings necessary for optimal shareholder value creation. Unfortunately, however, it also means that we have to close down our operations in the United States. I would like to express my sincere appreciation to all affected employees for their important contributions to Evotec.”

About the Evotec 2012 – Action Plan to Focus and Grow

Evotec has started to implement the Evotec 2012 Action Plan to Focus and Grow in March 2009. The plan’s objective is to ensure that the Company can extend its cash reach comfortably beyond 2012, further grow its strong Discovery Alliance Business, reach important milestones within its development programs, and advance and enhance its pipeline to demonstrate meaningful value over this period. The core elements of this plan include actions to strengthen the

News Release

Discovery Alliance Business, refocus the pipeline on the most valuable assets, build strategic alliances on more available projects and significantly reduce the operating expenses and strategic risks.

About Evotec AG

Evotec is a leader in the discovery and development of novel small molecule drugs. The Company has built substantial drug discovery expertise and an industrialized platform that can drive new innovative small molecule compounds into the clinic. In addition, Evotec has built a deep internal knowledge base in the treatment of diseases related to neuroscience, pain, and inflammation. Leveraging these skills and expertise the Company intends to develop best-in-class differentiated therapeutics and deliver superior science-driven discovery alliances with pharmaceutical and biotechnology companies.

Evotec has long-term discovery alliances with partners including Boehringer Ingel-heim, CHDI, Novartis, Ono Pharmaceutical and Roche. The Company’s has a P2X7 antagonist for the treatment of inflammatory diseases in clinical development and a series of preclinical compounds and development partnerships, including a strategic alliance with Roche for EVT 101, a subtype selective NMDA receptor antagonist, for use in treatment-resistant depression.

Forward-Looking Statements

Information set forth in this press release contains forward-looking statements, which involve a number of risks and uncertainties. Such forward-looking statements include, but are not limited to, statements about our expectations and assumptions concerning future reductions in operating expenses and cash burn, regulatory, clinical and business strategies, the progress of our clinical development programs and timing of the results of our clinical trials, strategic collaborations and management’s plans, objectives and strategies. These statements are neither promises nor guarantees, but are subject to a variety of risks and uncertainties, many of which are beyond our control, and which could cause actual results to differ materially from those contemplated in these forward-looking statements. In particular, the risks and uncertainties include, among other things: risks that product candidates may fail in the clinic or may not be successfully marketed or manufactured; risks relating to our ability to advance the development of product candidates currently in the pipeline or in clinical trials; our inability to further identify, develop and achieve commercial success for new products and technologies; the risk that competing products may be more successful; our inability to interest potential partners in our technologies and products; our inability to achieve commercial success for our products and technologies; our inability to protect our intellectual property and the cost of enforcing or defending our intellectual property rights; our failure to comply with regulations relating to our products and product candidates, including FDA requirements; the risk that the FDA may interpret the results of our studies differently than we have; the risk that clinical trials may not result in marketable products; the risk that we may be unable to successfully secure regulatory approval of and market our drug candidates; and risks of new, changing and competitive technologies and regulations in the U.S. and internationally.

The list of risks above is not exhaustive. Our most recent Annual Report on Form 20-F, filed with the Securities and Exchange Commission, and other documents filed with, or furnished to the Securities and Exchange Commission,

News Release

contain additional factors that could impact our businesses and financial performance. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.